UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, June 30th , 2006

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Intermediary Interests on Own Capital
         . Banco Bradesco S.A.

Gentlemen,

     The Board of Directors of this Bank, in a meeting held today, approved the Board of Executive Officer’s proposal for the payment to the Company’s stockholders of Intermediary Interests on Own Capital related to the first half of 2006, in the amount of R$0.327750000 per common stock and R$0.360525000 per preferred stock, which represent ten times the amount of Interests paid monthly, benefiting the stockholders registered in the Bank’s Books on this date (June 30th, 2006).

     The payment will be settle on July 20th, 2006, in the net amount of R$0.278587500 per common stock and R$0.306446250 per preferred stock, already deducting fifteen percent (15%) Withholding Income Tax, except for corporate entity stockholders, which are exempted from this taxation, and thus will receive the declared amount.

     The Interests on Own Capital related to the stocks deposited at CBLC (Brazilian Company and Depository Corporation) will be paid to the referred CBLC, which will transfer these interests to the stockholders by means of depositor Brokerage Houses.

     The respective Interests will be computed, net of withholding Income Tax, in the calculation of mandatory dividends of the fiscal year as provided in the Company’s Bylaws.

Cordially,

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.